SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

                              FORM 11-K




                            ANNUAL REPORT

                  Pursuant to Section 15(d) of the

                   Securities Exchange Act of 1934

             For the fiscal year ended December 31, 1996




                     LINCOLN NATIONAL CORPORATION
                 EXECUTIVE DEFERRED COMPENSATION PLAN
                              FOR AGENTS
                       (full title of the Plan)


                      [Current Reg. No. 33-51415]





                    Lincoln National Corporation
                        200 East Berry Street
                      Fort Wayne, Indiana 46802
          (name of Issuer and principal executive office)






                       REQUIRED INFORMATION


Because the Lincoln National Corporation Executive Deferred
Compensation Plan for Agents is an unfunded plan, no plan financial statements or schedules are maintained. Accordingly, no financial statements or schedules are filed with this Annual Report.



                            SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


March 27, 1997                      /S/ GEORGE E. DAVIS
                                    __________________________________
                                    George E. Davis, Administrator

                                    LINCOLN NATIONAL CORPORATION
                                    EXECUTIVE DEFERRED COMPENSATION
                                    PLAN FOR AGENTS